FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
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                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
                                     ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

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                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)


                      ELETRO STORES GAIN STRENGTH UNDER THE

                     EXTRA BANNER AND BECOME EXTRA ELETRO



Sao Paulo, October 30, 2002 - On November 14, Eletro (the chain of electronic products/home appliances of the Pao de Acucar Group) will begin to operate under the Extra Eletro banner. The change is part of the restructuring of the Eletro Division, that now gains the strength of the name Extra Hipermercados.

In practice, Extra gains 51 stores in the state of Sao Paulo, now with employees specialized in electronic products/home appliances and differentiated financial services, such as extended guarantee and insurance. And Eletro can count on, directly, the flexibility in terms of forms of payment, the banking correspondent service, media force, more variety in bazaar and furniture section and higher competitiveness in prices from Extra.

The incorporation of Eletro by Extra will result in synergies in the management, better negotiations with suppliers and improvement in communication with the clients. Since the beginning of the year, the Management and the category management of both Divisions have been operating in a unified manner, which, from now on, will also occur in marketing, with the creation of the Extra-Eletro flag.

With this measure, CBD increases its competitiveness in the electronic/home appliances products segment and further stress the presence of the Extra banner in the state of Sao Paulo.


COMPANHIA BRASILEIRA DE DISTRIBUICAO      THOMSON FINANCIAL INVESTOR RELATIONS


Fernando Tracanella                       Doris Pompeu
Gerente de Relacoes com Investidores      Fone: 55 (11) 3848 0887 ext.208
Fone: 55 (11) 3886 0421                   E-mail:  doris.pompeu@thomsonir.com.br
Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

                  Website: http://www.grupopaodeacucar.com.br

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Statements included in this report regarding the Company's business outlook and anticipated financial and operating results regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market general economic performance of the home country industry and international markets therefore they are subject to change.
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                                   SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: October 31, 2002         By: /s/ Augusto Marques da Cruz Filho
                                  ----------------------------------------
                               Name: Augusto Marques da Cruz Filho
                               Title: Chief Financial Officer



                               By: /s/ Aymar Giglio Junior
                                  ----------------------------------------
                               Name: Aymar Giglio Junior
                               Title: Investor Relations Officer